SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)

                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes __   No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration StatementFile No. 333-11716.


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                         RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release re RADA to upgrade 50 A-4 / T-4 ("Skyhawk")aircraft of the Israeli Air Force dated January 21, 2003.

                                                                          ITEM 1

                         RADA Electronic Industries Ltd.


BUSINESS NEWS
                                                           FOR IMMEDIATE RELEASE

                    RADA to upgrade 50 A-4 / T-4 ("Skyhawk")
                       aircraft of the Israeli Air Force.
                       ----------------------------------

Netanya,  Israel, January 21th., 2003 - RADA Electronic Industries Ltd. (NASDAQ:
RADIF), today announced that the Israeli Airforce ("IAF") ordered an advanced debriefing solution to be installed on board its entire A-4 / T-4 aircraft ("Skyhawk") fleet.

RADA's debriefing solution integrates four airborne units, an Inertial Navigation System ("INS"), a Global Positioning System ("GPS"), an Airborne Video Recorder ("AVTR") and a Data Processing Unit. The airborne system is complemented by ground debriefing stations that enable air cadets to debrief a three-dimensional display of the flight that is fully synchronized with the Video and Audio recorded during flight.

The prototype system is expected to be delivered to the IAF in 2003 with serial installation during 2004 and 2005.

"We are witnessing a significant strengthening in RADA's position as a leading provider of complex technological solutions, as evidenced by this order of its most important customer, the IAF and the Israeli Ministry of Defense" said RADA's President and Chairman of the Board, Maj. Gen. (Res.) Herzle Bodinger

"This project will place RADA in an excellent position to offer potential customers operating training aircraft around the world with an upgrade package that will provide a modern technological air combat debriefing environment that will enhance the training and safety of air cadets" said RADA's CEO, Adar Azancot.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics (Data Acquisition Systems), Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment. RADA employs about 110 people, many of them are engineers.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:  ADAR AZANCOT - C.E.O
                  RADA Electronic Industries
                  Tel: 011-972-9-892-1109


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Rada Electronic Industries Ltd.
                                                 -------------------------------
                                                        (Registrant)



                                               By: /s/Herzle Bodinger
                                                   ------------------
                                                   Herzle Bodinger, Chairman

Date: January 21, 2003